Exhibit 1.1

Dynea International Oy


Management discussion and analysis for the three month period ended March 31,
2003

This discussion and analysis should be read together with the consolidated financial statements of Dynea International, and the notes related to those financial statements.

Some statements in this discussion are not historical facts and are "forward-looking." Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Dynea International's actual results, performance or achievements or industry results to be materially different from those expressed or implied by forward-looking statements. A discussion of important factors that could cause Dynea International's actual results of operations or financial condition to differ from expectations is set forth from time to time in its periodic filings with the U.S. Securities and Exchange Commission. Dynea International's results for the period from January 1, 2003 to March 31, 2003 are not necessarily indicative of results that will be achieved during the year ending December 31, 2003.

Beginning in the first quarter of 2003, Dynea International divided its Bonding and Surfacing segment into two operating segments to better reflect the ongoing operations. Prior periods have been restated to reflect this change. The two segments reported are Panel Board Resins and Industrial and Surfacing. In addition, other operations and discontinued operations are reported separately.

The segments listed below are described in this report for the three month period ended March 31, 2003:

Panel Board Resins consist of various mainly formaldehyde-based resins that are used in manufacture of particle board, plywood, medium density fibreboard ("MDF") and oriented strand board ("OSB"). Dynea International manufactures Panel Board Resins in 33 plants in 23 countries. Most of the Panel Board Resins plants also manufacture products for the Industrial and Surfacing segment.

Industrial and Surfacing includes industrial resins, wood and specialty adhesives and paper overlays products. Industrial resins are used for producing paper overlays, insulation materials and specialty products for applications such as abrasives, foam, friction products, filters, resins for foundry and molding compounds. Wood adhesives are used in manufacture of engineered and interior wood products whereas specialty adhesives are used for paper and packaging applications. Paper overlays manufacture both industrial and decorative paper overlays.

Other Operations includes several small non-core operations such as a polyvinyl chloride manufacturing plant in Finland, and certain business support, corporate functions and treasury operations.

Discontinued Operations includes oil field chemical production operations for chemicals that are used to facilitate oil production and transportation. These operations were sold in January 2003.

Operating results for the three month period ended March 31, 2003 compared to operating results for the three month period ended March 31, 2002.

The financial data for the three month periods set out below are derived from Dynea International's consolidated profit and loss accounts for that period. These consolidated financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS").

                                                   3 months ended         3 months ended       12 months ended
                                                   March   31, 2003       March 31, 2002       December 31, 2002
Sales
     Panel Board Resins                                   119.5                  115.7                468.0
     Industrial and Surfacing                             121.0                   97.3                389.5
     Other Operations                                       7.2                    6.3                 27.1
     Discontinued Operations                                  -                   18.9                 71.2
     -------------------------------------------------------------------------------------------------------
     Total................................                247.7                  238.2                955.8
     Primary Operating Expenses (1)
     Panel Board Resins                                  (111.3)                (102.5)              (420.4)
     Industrial and Surfacing                            (109.7)                 (84.4)              (352.6)
     Other Operations                                      (9.8)                  (8.6)               (35.8)
     Discontinued Operations                                  -                  (17.0)               (65.1)
     -------------------------------------------------------------------------------------------------------
     Total................................                247.7                  212.5                874.0
EBITDA (2)
     Panel Board Resins                                     8.2                   13.2                 47.6
     Industrial and Surfacing                              11.3                   12.9                 36.8
     Other Operations                                      (2.5)                  (2.3)                (8.7)
     Discontinued Operations                                  -                    1.9                  6.1
     -------------------------------------------------------------------------------------------------------
     Total................................                 16.9                   25.7                 81.8
Depreciation and Amortization
     Panel Board Resins                                    (5.1)                  (5.2)               (20.3)
     Industrial and Surfacing                              (7.0)                  (6.7)               (26.6)
     Other Operations                                      (0.8)                  (0.9)                (3.1)
     Discontinued Operations                                  -                   (0.9)                (3.8)
     -------------------------------------------------------------------------------------------------------
     Total................................                (12.8)                 (13.6)               (53.8)
Restructuring and Impairment
     Other Operations                                         -                      -                 (0.7)
Profit on sale of operations
     Discontinued Operations                                3.8                      -                    -
     -------------------------------------------------------------------------------------------------------
Operating Profit
     Panel Board Resins                                     3.1                    8.1                 27.3
     Industrial and Surfacing                               4.3                    6.2                 10.2
     Other Operations                                      (3.3)                  (3.2)               (11.1)
     Discontinued Operations                                3.8                    1.0                  2.3
     -------------------------------------------------------------------------------------------------------
     Total................................                  7.9                   12.1                 28.7
     Finance Costs........................                (18.4)                 (12.9)               (50.0)
     Shares of Results of Associates
        and Joint Ventures................                  4.9                   (1.1)                 3.3
     Income Tax (Expense)/Benefit                         (13.7)                  (1.4)                 5.2
     Minority Interest....................                 (0.7)                  (0.9)                (2.5)
     -------------------------------------------------------------------------------------------------------
     Net Loss.............................                (20.0)                  (4.2)               (15.3)
     =======================================================================================================



 (1) Primary operating expenses represent changes in inventories of finished goods and work in progress, raw materials and consumables used, services and rents, staff costs, and other operating expense, offset by other operating income and are equivalent to the sum of variable and fixed costs, less restructuring and impairment charges, in prior periods.
(2) EBITDA, as defined by the company, represents operating income excluding restructuring and impairment charges and depreciation and amortization charges. Because EBITDA is not calculated identically by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies. We have included the EBITDA, a non-GAAP measure, because we understand that EBITDA is used by certain investors, not as a measure of our operating results, but as a measure of our historical ability to meet debt service and capital expenditure requirements. We have excluded restructuring and repositioning charges from EBITDA because we believe this presentation increases comparability from period to period. EBITDA should not be considered as an alternative measure of operating results, cash flow from operations, or debt determined under generally accepted accounting principles (GAAP).


Sales

Dynea International's sales in the three months ended March 31, 2003 increased 4% to (euro)247.7 million from (euro)238.2 million in the three months ended March 31, 2002. The effect of foreign exchange rate fluctuation was approximately negative 5% to the sales value.

Panel Board Resins

Sales from Panel Board Resins increased 3% to (euro)119.5 million in the three months ended March 31, 2003 from (euro)115.7 million in the three months ended March 31, 2002. Sales volume decreased by 3% during the first three months of 2003 as compared to sales volume for the first three months of 2002. The higher sales value is primarily attributable to higher average prices. Panel board resin product prices are based on raw material prices and due to increases in raw material prices during this period, product prices were higher than in the previous year. Consequently, sales increased in the first three months of 2003 as compared to the same period previous year.

In North America, sales volume grew 2% in the first quarter of 2003 compared to the same period in 2002 as a result of new contracts. Sales values in the U.S. and Canadian dollars increased, but the euro denominated sales value decreased by 4% during the first three months of 2003 compared to the corresponding periods in 2002 due to changes in the euro exchange rates.

In Europe, especially in Central Europe, the weak economy and difficult market position resulted in a decrease of 7% in sales volumes in the first three months of 2003 compared with the same period in 2002. However, as sales prices increased based on higher raw material prices, the total sales value in Europe grew by 10 % during the first three months of 2003 compared to the corresponding period in 2002. The Chemitec companies that were acquired in January 2003, contributed 3% of the increase in sales.

In Asia Pacific, the slowdown in demand for panelboard resins resulted in a decrease of 3% in sales volume in the first three months of 2003 compared to the first three months of 2002. Due to increased sales prices in the first three months of 2003, total sales value for the three first months of 2003 was increased by 4% compared to the three months ended March 31, 2002.

Industrial and Surfacing
------------------------

Sales from Industrial and Surfacing increased 24% to (euro)121.0 million in the three months ended March 31, 2003 from (euro)97.3 million in the three months ended March 31, 2002.

Within Industrial and Surfacing, sales from industrial resins increased by 71% during the first three months of 2003 compared to the corresponding period in 2002. Sales volumes of industrial resins were 40% higher in the first quarter of 2003 compared to the same period in 2002. The Chemitec companies contributed 67% of the increase in sales and 34% of the increase in volume. Dynea International has considerable industrial resins operations in North America where sales values of industrial resins were negatively affected by the weakness of the U.S. dollar in the first three months of 2003. However, worldwide sales values increased proportionately more than sales volumes due to increased sales prices as a consequence of increased raw material prices.

Sales of wood and specialty adhesives products grew 2% in the first three months of 2003 compared to the corresponding period in 2002 and sales volumes increased by 2% during the same period. Sales prices increased, although Dynea International's wood and speciality adhesives product mix shifted to include more lower priced products in the first quarter of this year.

Sales of paper overlays products decreased by 3% in the first three months of 2003 compared to the corresponding period in 2002, primarily due to an unfavorable product mix and the weak U.S. dollar. Sales declined notwithstanding the fact that sales volumes grew 19% in the first quarter of 2003 compared to the first quarter of 2002 due to increased demand for paper overlays products during the period.

Other operations
----------------

Sales in other operations totaled (euro)7.2 million in the three months ended March 31, 2003 compared to (euro)6.3 in the three months ended March 31, 2002. These sales were predominantly from the operations of Dynea International's PVC manufacturing plant.

Discontinued operations
-----------------------

There were no sales reported from discontinued operations in the three months ended March 31, 2003 as opposed to (euro)18.9 in the three months ended March 31, 2002, due to sale of oil field chemicals business in January 2003.


Operating profit

Dynea International's operating profit in the three months ended March 31, 2003 decreased 35% to (euro)7.9 million from (euro)12.1 million in the three months ended March 31, 2002 due to raw material cost increases and the competitive environment.

Panel Board Resins
------------------

Operating profit for Panel Board Resins products decreased 63% to (euro)3.1 million in the three months ended March 31, 2003 compared with (euro)8.1 million in the three months ended March 31, 2002.

The decrease in the first three months of 2003 as compared to the first three months of 2002 was mainly attributable to the increase in operating expenses, which increased 9% to (euro)111.3 million from (euro)102.5 million during the corresponding periods. The increase in operating expenses was attributable to the increase in the prices of the main raw materials used to make Panel Board Resins products (methanol, phenol, urea and melamine) during the first three months of 2003 as compared to first three months of 2002. The increase in average methanol prices was 115% and for other raw materials the increase varied from 0% to 75% depending on the raw material and market area.

In North America, in the first quarter of 2003, Dynea International's operating profit was unsatisfactory due to increased raw material prices and economic downturn. A strike in Venezuela put extra pressure on raw material prices. The difficult business environment led to an operating profit being lower than it had been during the three months ended March 31, 2002.

In Europe, difficult market conditions continued during the first three months of 2003. However, Dynea International was able to maintain its operating profit level almost at the same level during the first three months in 2003 compared to the corresponding period in 2002. This was mainly due to successful procurement especially in the beginning of the year and improved production efficiencies.

In Asia Pacific, operating profit was lower for the first three months of 2003 compared to the first three months of 2002. This was mainly due to increased raw material prices and general market downturn in certain areas. Sales prices could not be increased at the same pace with raw material price increases and as also demand was slightly lower in the first quarter of 2003 compared to the first three months of 2002. Consequently, operating profit dropped compared to the corresponding period in 2002.

Depreciation and amortization charges decreased by 2% to (euro)5.1 million in the first three months of 2003 compared with (euro)5.2 million in the first three months of 2002. Depreciation and amortization charges included goodwill amortization of (euro)0.7 million in the first three months of 2002 and 2003.

Industrial and Surfacing
------------------------

Operating profit for Industrial and Surfacing decreased 31% to (euro)4.3 million in the three months ended March 31, 2003 compared with (euro)14.0 million in the three months ended March 31, 2002. The decrease in operating profit was attributable to the increase in raw materials prices.

Operating profit for industrial resins decreased by 32% compared to the comparable period in 2002 due to intensive competition, increased raw material prices and economic slowdown in certain markets. Demand was weak particularly in the North American market.

Operating profit for wood and specialty adhesives decreased by 26% in the three first months of 2003 compared to the same period in 2002 due to higher raw material costs and an unfavorable product mix.

High raw material prices led to a decrease of 16% in the operating profit for paper overlays in the first quarter of 2003 compared to the previous corresponding period.

Depreciation and amortization charges decreased by 4% to (euro)7.0 million in the first three months of 2003 compared with (euro)6.7 million in the first three months of 2002. Depreciation and amortization charges included goodwill amortization of (euro)2.1 million and (euro)2.3 million, respectively.

Other operations
----------------

Operating loss associated with other operations increased 3% to a loss of 3.3 million in the three months ended March 31, 2003 from a loss of (euro)3.2 million in the three months ended March 31, 2002. Depreciation and amortization charges for other operations were (euro)0.8 million for the three months period ended March 31, 2003.

Discontinued operations
-----------------------

Operating profit reported from discontinued operations in the three months ended March 31, 2003 was (euro)3.8 million, which consists of the gain on the sale of Oil Field Chemicals segment in January 2003.

Finance costs

Net interest expense was (euro)13.8 million in the first three months of 2003 compared to (euro)15.6 million in the first three months of 2002. The net interest expense reduction of (euro)1.8 million in the first quarter of 2003 resulted mainly from decreasing interest rates, which reduced the cost of our senior bank financing, and from the prepayment of senior bank loans with the proceeds from the sale of the Oil Field Chemicals segment.

The adverse change of (euro)7.3 million in other financial items is attributable mainly to foreign exchange losses, which totaled (euro)1.7 million in the first three months of 2003 compared to a (euro)4.2 million gain in the first three months of 2002. The remaining (euro)1.4 million of the increase results mainly from lower fair value gains from the interest rate swaps and from additional amortization of capitalized arrangement fees relating to the prepayments of senior bank loans with proceeds from the sale of the Oil Field Chemicals segment. Total finance costs increased to (euro)18.4 million in the three months ended March 31, 2003 from (euro)12.9 million in the three months ended March 31, 2002.

Share of results in associates and joint ventures

Share of results in associates and joint ventures increased to a (euro)4.9 million profit in the three months ended March 31, 2003 from a loss of (euro)1.1 million in the three months ended March 31, 2002. The increase was mainly attributable to the performance of Dynea International's 40% investment in the Methanor v.o.f. joint venture. The share of result for the first three months of 2003 improved as a result of increasing methanol prices during the year.

Income tax expense

During the first three months in 2003, income tax expense increased to
(euro)13.7 million compared with tax expenses of (euro)1.4 million in the three months ended March 31, 2002 due to the tax effect of the disposal of the Oil Field Chemicals segment.

Liquidity and financial condition

Dynea International's liquidity situation improved during the first three months in 2003, due to the sale of Oil Field Chemicals segment for gross proceeds of
(euro)73.9 million and net proceeds after tax and expenses of around (euro)55 million. It was agreed with the lenders under Dynea International's senior bank facility that (euro)25.0 million of these proceeds be used to prepay senior term loans. (euro)18.0 million were prepaid in the first quarter of 2003, and the remaining (euro)7.0 million will be paid in the second quarter of 2003. Additionally, the Chemitec companies were acquired from Dynea Oy, the parent company of Dynea International, for a price of (euro)36.2 million and a capital contribution worth (euro)35 million was received from the owners of Dynea International. The lenders under Dynea International's senior bank facility also agreed to waive all breaches of financial covenants relating to the 12 months ending December 31, 2002.

During the first quarter of 2003, (euro)34.9 million short-term loans were repaid from the revolving credit facility, and consequently at the end of March 2003 the total balance drawn was (euro)68.8 million, consisting of (euro)56.0 million short-term loans and (euro)12.8 million guarantees and letters of credit.

In the first three months of 2003, interest paid amounted to (euro)22.2 million and interest received was (euro)0.6 million. During the same period, working capital increased by (euro)10.8 million and cash levels increased, resulting in a total cash balance of (euro)35.3 million at March 31, 2003 (including around
(euro)8.0 million deposited in a blocked account, pending the final agreed Oil Field Chemicals prepayment in May) compared to (euro)31.9 million at December 31, 2002. Dynea International intends to continue to engage in efforts to reduce cash levels in order to reduce short-term loans and thereby net financial costs.

Dynea International was in compliance with all financial undertakings for the 12 months ending March 31, 2003.

At March 31, 2003, Dynea International's net debt stood as follows:

                                     March 31,2003           December 31, 2002
                                   ((euro)million)             ((euro)million)
Gross debt, nominal value                    559.8                       631.1
Capitalized fees                             -25.4                       -26.3
Gross debt, carrying value                   534.4                       604.8

Cash                                          35.3                        31.9
Marketable securities                          1.4                         1.4
Net Debt                                     497.7                       571.5

Investing Activities

Investing activities generated cash of (euro)34.6 million in the first three months of 2003 compared to the cash used of (euro)2.6 million in the first three months of 2002. Acquisitions consisted of the purchase of the Chemitec companies totaling (euro)36.2 million, including (euro)1.2 million net cash, during the first three months of 2003. The disposals of the Oil Field Chemicals segment generated (euro)73.9 million. Post-closing adjustments related to the sale of the Oil Field Chemicals are pending and they may affect to final disposal value. Purchase of property, plant and equipment amounted to (euro)5.1 in the first quarter of 2003, of which approximately (euro)1.9 million related to the investment in new plants in China, Thailand and the USA. The remaining capital expenditure of (euro)3.2 million was for replacement investments at several sites during the three months ended March 31, 2003 compared to (euro)2.6 million during the three months ended March 31, 2002. Other investing cash flow included a (euro)1.8 million sale of real estate in France.

Quantitative and Qualitative Market Risk Disclosure

Financial Risk Management

Dynea International's business operations give rise to exposure to market risks due to changes in foreign exchange and interest rates. In addition, Dynea International's high level of debt exposes it to the effects of changes in interest rates. To manage these risks, Dynea International enters into hedging transactions and generally uses derivative financial instruments, pursuant to established guidelines and policies, which enable Dynea International to mitigate the adverse effects of financial market risk. These hedging instruments are classified in a manner consistent with the item being hedged, meaning that the associated asset and liability items are marked-to-market at each balance sheet date through current period earnings.

Dynea International does not anticipate any material adverse effect on its consolidated position, result of operations, or cash flows, resulting from the use of derivative financial instruments. Dynea International cannot guarantee, however, that its hedging strategies will be effective, or that translation losses can be minimized or forecasted accurately.

Foreign Exchange Risk and Interest Rate Risk

Dynea International's operations are conducted by many entities in many countries, and accordingly, its results of operations are subject to currency transaction risk and currency translation risk. Dynea International's historical results were particularly affected by exchange rate fluctuations between the euro and other currencies, such as the U.S. dollar, the Norwegian kroner, and the Canadian dollar and also by exchange rate fluctuations between the Norwegian kroner against other currencies, such as the U.S. dollar. Foreign exchange exposures are managed against various local currencies, as Dynea International has a significant amount of worldwide production and sales.

Because Dynea International has global investments, production facilities and other operations, Dynea International has assets and liabilities and cash flows in currencies other than the euro. The equity changes caused by movements in foreign exchange rates are shown as translation difference in its financial statements. Dynea International hedges its exposures on a net exposure basis using foreign currency forward contracts. Dynea International's main exposures are related to assets and liabilities denominated in the U.S. dollar, Canadian dollar, and Norwegian kroner. Dynea International's businesses include a large portion of cross border and other sales incurring foreign exchange transaction risks, as well as raw material sourcing and other costs in various currencies. However, Dynea International's main adhesive resin business sales are largely conducted within a limited geographic area near its production sites, which somewhat limits its foreign exchange transaction exposures.

Dynea International's main objective of interest rate risk management will continue to be to reduce its total funding cost and to alter the interest rate exposure to the desired risk profile. Under the terms of the senior credit agreement, Dynea International was required to hedge at least 50% of the aggregate amount of the senior term loans through interest rate protection agreements for a period of at least three years. Dynea International has historically primarily borrowed in the euro, U.S. dollar, Canadian dollar, and Norwegian kroner, among other currencies. Its historical policy was to hedge approximately 50% of borrowings against future movements in interest rates.

Interest Rate Exposure

As of March 31, 2003, Dynea International had (euro)246.3 million in syndicated long-term variable rate debt, of which (euro)78.7 million was hedged through LIBOR-based interest rate swaps, of which (euro)38.7 million were participating swaps. The participating swaps effectively hedge for 50% interest rate change until the defined capped rate of interest, after which the hedge is 100%. The swaps had a remaining average life of approximately 1.4 years, the first one maturing in October 2003. Capped interest rate for Norwegian kroner was 8%. An interest rates average increase of 25 basis points would cause Dynea International's annual interest expense to increase about (euro)0.5 million, with those interest rates being below the capped interest rates. Additionally the variable rate debt was hedged with (euro)10 million EURIBOR-based futures contracts, which had a remaining average life of approximately 6 months.

Interest rate swaps involve the exchange of floating for fixed rate interest payments to effectively convert floating rate debt into fixed rate debt. The net fair values of Dynea International's interest rate derivatives outstanding as of March 31, 2003 and March 31, 2002 were negative (euro)0.5 and (euro)3.1 million, respectively.

  Interest Rate Swaps                    Notional
                                         Amount        Maturity
                                         --------      --------
                                      ((euro) million)
Variable to Fixed:
     Norwegian kroner ............          38.7       October 2003
     U.S. dollar .................          27.5       November 2004/March 2005
     Canadian dollar .............          12.5       March 2006

Short-term loans also involve interest rate risk. The Company mainly borrows under revolving credit facility to cover working capital and other needs. The balance of revolving credit facility was (euro)55.0 million as of March 31, 2003.

Foreign Currency Exchange Rate Exposure

At March 31, 2003, Dynea International had foreign exchange contracts outstanding in various currencies. Dynea International's primary net foreign currency exposures at March 31, 2003 included U.S. dollar, Norwegian kroner and Canadian dollar. Consistent with the nature of the economic hedge of such foreign currency exchange contracts, decreases or increases in the underlying instrument or transaction being hedged would offset the corresponding unrealized gains or losses, respectively. The fair values of Dynea International's foreign exchange forward contracts that were outstanding as of March 31, 2003 and March 31, 2002, were positive (euro)1.4 million and negative (euro)3.1 million, respectively.

Procedures and Controls

Within the 90 days prior to the date of the report, Dynea International carried out an evaluation, under the supervision and with the participation of Dynea International's management of the effectiveness of the design and the operations of Dynea International's disclosure controls and procedures pursuant to Exchange Act Rule 13 a-14. Based upon that evaluation, Dynea International's management concluded that Dynea International's disclosure controls and procedures are effective. There were no significant changes in Dynea International's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Dynea International Oy and Subsidiaries
Consolidated condensed income statement



(unaudited)
(all amounts in (euro) millions)

                                        3 months ended   3 months ended     12 months ended
                                        March 31, 2003   March 31, 2002     December 31, 2002


Sales                                        247.7             238.2              955.8

Other operating income                         2.9               3.1               13.8

Expenses                                    (233.7)           (215.6)            (887.8)
Depreciation and Amortization                (12.8)            (13.6)             (53.8)
Profit on sale of operations                   3.8                 -                  -
Restructuring and other related items            -                 -                0.7
                                       --------------------------------------------------------
Operating profit                               7.9              12.1               28.7

Finance costs
  Interest expense, net                     (13.8)             (15.6)             (61.6)
  Other financial (expense)/income           (4.6)               2.7               11.6
Total finance costs                         (18.4)             (12.9)             (50.0)

Share of result
of associates and joint ventures              4.9               (1.1)               3.3
                                       --------------------------------------------------------
Loss before income tax
and minority interests                       (5.6)              (1.9)             (18.0)

Income tax (expense)/benefit                (13.7)              (1.4)               5.2
Minority interest                            (0.7)              (0.9)              (2.5)
                                       --------------------------------------------------------
Net loss                                    (20.0)              (4.2)             (15.3)
                                       ========================================================


Dynea International Oy and Subsidiaries
Consolidated condensed balance sheet

(unaudited)
(all amounts in (euro) millions )

                                                         As at March 31,     As at December 31,
                                                               2003                 2002
ASSETS
Non-current assets
Property, plant and equipment                                 439.5                 417.3
Intangible assets                                             187.2                 252.7
Investments in associates and joint ventures                   42.4                  37.7
Other non-current assets                                        2.6                   2.9
                                                       -------------------------------------------
                                                              671.7                 710.6

Current assets
Inventories                                                    70.8                  75.3
Receivables                                                   147.2                 139.6
Other current assets                                            9.3                  11.7
Cash and cash equivalents                                      35.3                  31.9
                                                       -------------------------------------------
                                                              262.6                 258.5

Total assets                                                  934.3                 969.1
                                                       ===========================================


SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders equity
Share capital                                                 293.0                 288.0
Share premium                                                  35.0                     -
Retained deficit                                             -181.5                -159.6
                                                       -------------------------------------------
                                                              146.5                 128.4

Minority interest                                              11.5                  11.0

Non-current liabilities
Borrowings                                                    449.8                 482.8
Other non-current liabilities                                  79.6                  64.4
                                                       -------------------------------------------
                                                              529.4                 547.2

Current liabilities
Accounts payable                                               96.8                  94.2
Borrowings and current portion of long-term debt               84.6                 122.0
Other current liabilities                                      65.5                  66.3
                                                       -------------------------------------------
                                                              246.9                 282.5

Total liabilities                                             776.3                 829.7

Total equity and liabilities                                  934.3                 969.1
                                                       ===========================================


Dynea International Oy and Subsidiaries
Consolidated condensed cash flow statement

(unaudited)
(all amounts in (euro) millions )

                                                           3 months ended      3 months ended    12 months ended
                                                           March 31, 2003      March 31, 2002    December 31, 2002

Cash flow from operating activities
Net loss                                                       (20.0)            (4.2)           (15.3)
 Adjustments, total                                             40.7             29.9             97.1
 Change in net working capital                                 (10.8)           (13.1)             4.2
Cash generated from operations                                   9.9             12.6             86.0

 Interest received                                               0.6              0.4              0.7
 Interest paid                                                 (22.2)           (22.8)           (64.9)
 Other financial expense and income                              9.2              0.4              2.4
 Dividends from associates                                       0.1              0.1              1.3
 Income tax refund/(taxes paid)                                  2.8              0.5            (10.6)
Net cash provided by/(used in) operating activities              0.4             (8.8)            14.9

Acquisitions                                                   (36.2)               -             (1.1)
Disposals of businesses                                         73.9                -                -
Purchase of property, plant and equipment                       (5.1)            (2.6)           (25.0)
Other investing cash flow, net                                   2.0                -              1.0
                                                          --------------------------------------------------
Net cash provided by/(used in) investing activities             34.6             (2.6)           (25.1)

Issuance of share capital/capital contribution                  35.0             15.2             15.2
Net proceeds from borrowings                                   (65.6)           (19.3)           (32.9)
                                                          --------------------------------------------------
Net cash (used in)/provided by financing activities            (30.6)            (4.1)           (17.7)

Increase/(Decrease) in cash and cash equivalents                 4.4            (15.5)           (27.9)

Movement in cash and cash equivalents
At start of the interim period                                  31.9             59.5             59.5
Effect of exchange rates                                        (1.0)             1.0              0.3
Increase/(Decrease)                                              4.4            (15.5)           (27.9)
                                                          --------------------------------------------------
At end of the interim period                                    35.3             45.0             31.9
                                                          ==================================================


Consolidated condensed statement of
changes in equity

                                      Share      Share     Related Party      Retained       Translation
                                      Capital    Premium    Transactions       Deficit        Adjustment      Total

Balance at 1 January 2002              281.0        -             38.2          (121.5)          (25.0)         172.7
Transfers                                7.0        -                -                                            7.0
Translation adjustment                     -        -                -                           (12.1)         (12.1)
Net loss                                   -        -                -            (4.2)                          (4.2)
                                     ---------------------------------------------------------------------------------
Balance at 31 March 2002               288.0        -             38.2          (125.7)          (37.1)         163.4


Balance at 1 January 2003              288.0        -             33.1          (136.8)          (55.9)         128.4
Shares issued                            5.0     35.0                -               -               -           40.0
Transaction under common control           -        -             (8.9)              -               -           (8.9)
Translation adjustment                     -        -                -               -             7.0            7.0
Net loss                                   -        -                -           (20.0)                         (20.0)
                                     ---------------------------------------------------------------------------------
Balance at 31 March 2003               293.0     35.0             24.2          (156.8)          (48.9)         146.5


Dynea International Oy and Subsidiaries
Notes to interim consolidated condensed financial statements


1.   Accounting policies

These unaudited interim consolidated condensed financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. The accounting policies used in the preparation of the interim financial statements are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2002.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

2. Segment information

(unaudited)
(all amounts in (euro) millions )

                                      3 months ended      3 months ended    12 months ended
                                      March 31, 2003      March 31, 2002    December 31, 2002

Sales

    Panel Board Resins                         119.5               115.7                468.0
    Industrial and Surfacing                   121.0                97.3                389.5
    Other Operations                             7.2                 6.3                 27.1
    Discontinued Operations                        -                18.9                 71.2
    -----------------------------------------------------------------------------------------
    Total sales                                247.7               238.2                955.8

Operating profit/(loss)

    Panel Board Resins                           3.1                 8.1                 27.3
    Industrial and Surfacing                     4.3                 6.2                 10.2
    Other Operations                            (3.3)               (3.2)               (11.1)
    Discontinued Operations                      3.8                 1.0                  2.3
    -----------------------------------------------------------------------------------------
    Total                                        7.9                12.1                 28.7


    Beginning in the first quarter of 2003, the Company reports two operating segments instead of one, Bonding and Surfacing, as in the prior interim and annual reports, to better reflect the ongoing operations. Prior periods have been restated to reflect this change. The two segments reported are Panel Board Resins and Industrial and Surfacing. In addition, other operations and discontinued operations are reported separately.

    Other operations includes several small non-core operations such as a polyvinyl chloride manufacturing plant in Finland, and certain business support, corporate functions and treasury operations.

    In 2002 the reported sales and operating profit in respect of discontinued operations includes the Oil Field Chemicals segment that was sold on January 28, 2002. The 2003 operating profit of discontinued operations consists of the gain of the sale of the Oil Field Chemicals segment.

Dynea International Oy and Subsidiaries
Notes to interim consolidated condensed financial statements
(unaudited)
(all amounts in (euro) millions)

3. Commitments and contingencies

                                                       3 months ended       12 months ended
                                                       March 31, 2003      December 31,2002
   Loans against which pledges
   and mortgages have been given:
   Loans from credit institutions                               551.4                 631.1

   Mortgages, pledges and
   other guarantees given:
   Chattel mortgages                                             58.9                  58.9
   Real estate mortgages                                        212.3                 219.6
   Investments in subsidiaries at historical cost             1,240.4               1,269.5
   Other pledges given                                          203.1                 210.4
   Other guarantees given                                         2.1                   3.3

   Leasing commitments
   Portion falling due during the next
   financial year                                                 3.3                   3.4
   Portion for subsequent years                                  27.8                  28.7
                                                     ---------------------------------------
   Total                                                         31.1                  32.1

Nominal values of derivative financial instruments

                                                       3 months ended       12 months ended
                                                       March 31, 2003      December 31,2002
                                                     ---------------------------------------

   Interest rate swaps, caps, and futures contracts             108.1                 148.9
   Foreign exchange forward contracts                           174.9                 209.3

Maturity of interest rate swap contracts:
   Under 1 year                                                  38.7                  73.2
   2-5 years                                                     40.0                  19.1

Fair values of derivative financial instruments

                                                                         3 months ended                   12 months ended
                                                                         March 31, 2003                   December 31,2002
                                                     ------------------------------------------------------------------------
                                                         Positive           Negative            Net             Net
                                                       Fair Values         Fair Values      Fair Values     Fair Values
                                                     ------------------------------------------------------------------------

   Interest rate swaps, caps, and
   futures contracts                                          0.0               (0.5)          (0.5)            (0.4)
   Foreign exchange forward contracts                         2.0               (0.6)           1.4              4.4

Maturity of interest rate swap contracts:
   Under 1 year                                                 -               (0.2)          (0.2)            (0.2)
   2-5 years                                                  0.0               (0.3)          (0.3)            (0.2)


Fair values of the interest rate swaps, caps, futures, and foreign exchange forward contracts are recognised in the Balance Sheet under Current Assets or Current Liabilities. Positive and negative fair values of financial instruments are shown under Receivables or Other Current Liabilities in accordance with IAS
39. The nominal amounts of derivatives summarized in the above table do not represent amounts exchanged by parties and, thus, are not a measure of Dynea International's exposure from its use of derivatives. The nominal amounts for the forward exchange contracts include positions, which have been effectively closed off.

4. Discontinued Operations
On January 28, 2003 Dynea International sold its Oil Field Chemicals business segment to M-I L.C.C. The deal became effective as of January 1, 2003. The pretax gain on sale of Oil Field Chemicals segment was (euro)3.8 million in the three months ended March 31, 2003.

5. Related Party Transactions and Balances
Effective January 1, 2003 Dynea International acquired from its parent company Dynea the Chemitec companies Dynea Erkner Gmbh and Dynea Holding B.V. with its subsidiaries for a consideration of (euro)36.2 million. The acquisition was regarded as a transaction between parties under common control and handled as a pooling. The value of net identifiable assets of the companies was (euro)45.1 million at the date of acquisition. The resulting difference of (euro)8.9 million was recorded as an adjustment to equity.

The gross amount of negative goodwill (euro)17.0 is recognised as income over 18 years.
The cumulative amount of negative goodwill recognised as income amounted to
(euro)1.1 million at January 1, 2003 and (euro)1.3 million at March 31, 2003. The negative goodwill is recognised as income in the line Depreciation and and amortization of the income statement. The carrying amount at the end of the period was (euro)15.7 million

The assets and liabilities arising from the acquisition are as follows:
(all amounts in(euro)millions )

   Property, plant and equipment                                 40.1
   Other assets less liabilities                                  5.0
   -------------------------------------------------------------------
   Book value of net assets                                      45.1
   Difference taken to shareholders' equity                      (8.9)
   -------------------------------------------------------------------
   Total purchase consideration                                  36.2


   Related Party Transactions                          3 months ended        3 months ended
                                                       March 31, 2003        March 31, 2002
Sales to associates                                               1.5                     -
Sales to other related parties                                    2.5                   2.8
Purchases from associates                                         4.1                   3.2
Purchases from other related parties                              2.9                   0.6
Other income from other related parties                           0.1                     -
Other expenses to associated companies                            0.1                     -
Management service charges from related parties                     -                   1.6

   Related Party Balances                             As at March 31,    As at December 31,
                                                           2003                 2002
Loans receivables from associates                                 0.6                   0.7
Accounts receivables from associates                              0.7                   1.0
Accounts receivables from other related parties                   1.5                   0.8
Other current receivables from associates                         0.1                   0.1
Other current receivables from other related parties              1.1                   5.0
Loans payables to associates                                      0.1                   0.4
Accounts payables to associates                                   2.7                   1.0
Accounts payables to other related parties                        6.7                  11.9
Purchase price payables to other related parties                  0.7                   0.7
Other current liabilities to other related parties                3.1                   7.1


6. Subsequent event
There are no major subsequent events.